UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

NATIONAL RESEARCH CORPORATION
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
637372 10 3
(CUSIP Number)
March 31, 2009
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 637372 10 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffery T. Peetz, as Special Holdings Direction Adviser under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 500,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 500,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 2 of 7 Pages

CUSIP No. 637372 10 3

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust created under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 500,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 500,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 7 Pages

CUSIP No. 637372 10 3

Item 1(a).	Name of Issuer:

National Research Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1245 “Q” Street Lincoln, Nebraska 68508

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are: (i) Jeffery T. Peetz, as Special Holdings Direction Adviser (the “Adviser”) under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009 (the “Trust Agreement”); and (ii) the Trust created under the Trust Agreement (the “GRAT”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)	The Adviser: Woods & Aitken LLP, 301 South 13th Street, Suite 500, Lincoln, NE 68508
(ii)	The GRAT: 1245 “Q” Street, Lincoln, Nebraska 68508

Item 2(c).	Citizenship:

(i)	The Adviser is a United States citizen.
(ii)	The GRAT is governed by the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e).	CUSIP Number:

637372 10 3

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

Page 4 of 7 Pages

CUSIP No. 637372 10 3

Item 4.	Ownership:

The Adviser

(a)	Amount Beneficially Owned: 500,000
(b)	Percent of Class: 7.5%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 500,000
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 500,000
(iv)	shared power to dispose or to direct the disposition of: 0

The GRAT

(a)	Amount Beneficially Owned: 500,000
(b)	Percent of Class: 7.5%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 500,000
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 500,000
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Page 5 of 7 Pages

CUSIP No. 637372 10 3

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2009

/s/ Jeffery T. Peetz
Jeffery T. Peetz, as the Special
Holdings Direction Advisor
THE TRUST CREATED UNDER THE MICHAEL D. HAYS 2009 TWO-YEAR GRAT
AGREEMENT DATED MARCH 9, 2009
By: /s/ Jeffery T. Peetz
Jeffery T. Peetz
Special Holdings Direction Adviser

Page 6 of 7 Pages

CUSIP No. 637372 10 3

EXHIBIT 1

        AGREEMENT dated as of April 7, 2009 by and among Jeffery T. Peetz, as the Special Holdings Direction Adviser (the “Adviser”), a citizen of the United States, and the Trust created under the Michael D. Hays 2009 Two-Year GRAT Agreement dated March 9, 2009 (the “GRAT”).

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        The Adviser and the GRAT, hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of National Research Corporation, and hereby further agree that said Statement shall be filed on behalf of the Adviser and the GRAT. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of National Research Corporation.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

/s/ Jeffery T. Peetz
Jeffery T. Peetz, as the Special
Holdings Direction Advisor
THE TRUST CREATED UNDER THE MICHAEL D. HAYS 2009 TWO-YEAR GRAT
AGREEMENT DATED MARCH 9, 2009
By: /s/ Jeffery T. Peetz
Jeffery T. Peetz
Special Holdings Direction Adviser

Page 7 of 7 Pages